FORM 8-A

                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

            FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                PURSUANT TO SECTION 12(b) OR (g) OF THE
                     SECURITIES EXCHANGE ACT OF 1934

                CE CASECNAN WATER AND ENERGY COMPANY, INC.
          (Exact name of registrant as specified in its charter)

             Philippines					                         	N/A
 (State of incorporation or organization)		      (I.R.S. Employer
                                               Identification No.)

                 		    6750 Ayala Avenue, 24th Floor
		                     Makati, Manila, Philippines		                  N/A
                       (Address of principal executive officers)			(Zip Code)

If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A.(c)(1), please check the following box. (X)

If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A.(c)(2), please check the following box. ( )

      Securities to be registered pursuant to Section 12(b) of the Act:
       Title of each class		           	Name of each exchange on which
	      to be so registered		             	each class is to registered
     11.45% Senior Secured      	           New York Stock Exchange
   	     Notes due 2005
	    11.95% Senior Secured
         Bonds due 2010

       Securities to be registered pursuant to Section 12(g) of the Act:
                                      None


Item 1.  Description of Registrant's Securities to be Registered.

The material set forth in the section captioned "Summary Description of the Securities" in the Registrant's Form S-4 Registration Statement (Registration No. 333-608), filed with the Securities and Exchange Commission on January 25, 1996, as amended on March 22, 1996, April 22, 1996 and April 30, 1997 ("Form S-4"), is incorporated herein by reference.

Item 2.  Exhibits.*

1.	 Articles of Incorporation of the Registrant (incorporated by reference from Exhibit 3.1 of the Form S-4).*

2.	 By-laws of the Registrant (incorporated by reference from Exhibit 3.2 of the Form S-4).*

3. 	Trust Indenture, dated as of November 27, 1995, between Chemical Trust
    Company of California and the Registrant (incorporated by reference from Exhibit 4.1(a) of the Form S-4).*

4.	 First Supplemental Indenture, dated as of April 10, 1996, between
    Chemical Trust Company of California and the Registrant (incorporated by reference from Exhibit 4.1(b) of the Form S-4).*

5. 	Exchange and Registration Rights Agreement, dated as of November 27,
    1995, by and among CS First Boston Corporation, Bear Stearns & Co. Inc., Lehman Brothers Inc. and the Registrant (incorporated by reference from Exhibit 4.2 of the Form S-4).*

6. 	Collateral Agency and Intercreditor Agreement, dated as of November 27,
    1995, by and among Chemical Trust Company of California, Far East Bank & Trust Company and the Registrant (incorporated by reference from Exhibit
    4.3 of the Form S-4).*

7. 	Mortgage and Security Agreement, dated as of November 10, 1995, by and among CE Casecnan Ltd., Kiewit Energy International (Bermuda) Ltd., La Prairie Group Contractors (International) Ltd., San Lorenzo Ruiz Builders and Developers Group, Inc., Chemical Trust Company of California, Far
    East Bank & Trust 	Company and the Registrant (incorporated by reference
    from Exhibit 4.4 of the Form S-4).*

8. 	Deposit and Disbursement Agreement, dated as of November 27, 1995, by and among the Registrant, Chemical Trust Company of California, Kiewit Energy Company and the Registrant (incorporated by reference from Exhibit 4.6 of the Form S-4).*

9. 	Consent of NIA, dated as of November 10, 1995, to the assignment of
	   the Amended and Restated Casecnan Project Agreement (incorporated by reference from Exhibit 4.7 of the Form S-4).*

10.	Consent of the Republic of Philippines, dated November 10, 1995, to the assignment of the Performance Undertaking and the Amended and Restated Casecnan Project Agreement (incorporated by reference from Exhibit 4.8 of the Form S-4).*

11.	Consent of Hanbo Corporation and You One Engineering and Construction
    Company, Ltd., dated as of November 17, 1995, to the assignment of the Engineering, Procurement and Construction Contract (incorporated by reference from Exhibit 4.9 of the Form S-4).*

12.	Consent of Hanbo Steel, dated as of November 17, 1995, to the assignment of the Guaranty of Engineering, Procurement and Construction Contract (incorporated by reference from Exhibit 4.10 of the Form S-4).*

13.	Notification, dated as of November 27, 1995, from the Registrant to Korea
    First Bank, of the assignment of the Irrevocable Letter of Credit (incorporated by reference from Exhibit 4.11 of the Form S-4).*

____________

*These exhibits are not being filed with, or incorporated by reference in, this Registration Statement as filed with the Commission but are being filed with the copy of this Registration Statement filed with the New York Stock Exchange.




                                    SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized, on this 15th day of May, 1997.

CE CASECNAN WATER AND ENERGY COMPANY, INC.



By: /s/ Douglas L. Anderson
Name: Douglas L. Anderson
Its: Assistant Vice President